FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

June 25, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on June 25, 2014

Item 4.

Summary of Material Change

See attached copy of the June 25, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the June 25, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

June 25, 2014

June 25, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX drills 222.6 m @ 0.27% Cu and 10.1 g/t Ag, inclusive of 117.4 m @ 0.43% Cu and 12.0 g/t Ag, in oxides at Majuba Hill, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assays from the first core hole drilled at it’s Majuba Hill silver/copper/gold project in Nevada in June 2014.  This first hole, MMX-24, was drilled to a depth of 365.8 metres (“m”) and intercepted 222.6 m @ 0.27% Cu and 10.1 g/t Ag, inclusive of 117.4 m @ 0.43% Cu and 12.0 g/t Ag.    MMX-24 was drilled roughly parallel to and 85 m northwest and 25 m below the collar of MAX’s hole MM-21, drilled in 2012, which intersected 332 m @ 0.13% Cu and 12 g/t Ag.

Drill hole MMX-24 was drilled from the opposite side of Majuba Ridge as hole MM-21 and successfully tested the down-dip extension of copper/silver mineralization intercepted by MM-21, hole DDH-4 drilled by Freeport in 1940’s, and hole MF-1 drilled by Minefinders in 1974.  The alteration of the mineralization is mainly potassium feldspar and quartz and the probable copper mineralization is chalcocite and the silver mineral acanthite and or chloargyrite.  Alteration is increasing as the holes are extended to depth and appear to be continuous.  MMX-24 and MM-21 both intersected mineralization exposed at surface as copper oxides running as high as 7.72% Cu (see our news release of February 5, 2014).

MMX-24 was collared approximately 415 m east-northeast of the middle portal of the past producing Majuba Hill mine, where MAX drilling in 2011 intercepted high grade copper/silver supergene oxide mineralization over long intervals that included:

•

Hole MM-07:  50.3 m of 50.8 g/t Ag, 0.31 g/t gold and 0.31% Cu

•

Hole MM-06:  96.0 m of 39.2 g/t Ag and 0.57% Cu, including 44.2 m of 71.0 g/t Ag, 0.15 g/t Au and      1.14% Cu

•

Hole MM-03:  42.7 m of 37.5 g/t Ag and 0.38% Cu

Significant intervals from MMX-24 are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)
MMX-24	235.6	-43.9	365.8 m	114.3	336.9	222.6 m	0.27%	10.1

includes				219.5	336.9	117.4 m	0.43%	12.0
includes				219.5	288.1	68.6 m	0.61%	11.6

Maps indicating the location of this drill hole as well as locations from previous programs at Majuba Hill are available on our web site at www.maxresource.com.

Analysis was performed by Bureau Veritas (Inspectorate), an ISO certified facility in Reno, Nevada, using multi-element method MA330 (ICP-ES) techniques producing assays for a 30 element suite of minerals.  Over-limit analyses were performed according to procedure MA410.   No analysis was conducted for gold. Standards, duplicates and blanks were used for quality control of the samples.  After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 83 datum. The core is then hydraulically split and put into a sample bag which is labeled for each interval and taken from the core facility to the Bureau Veritas laboratory.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur Mining’s Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  June 27, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director